Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Saban Capital Acquisition Corp.

We consent to the use of our report dated March 14, 2018, with respect to the balance sheets of Saban Capital Acquisition Corp. as of December 31, 2017 and 2016, and the related statements of operations, shareholders’ equity, and cash flows for the year ending December 31, 2017 and the period from March 15, 2016 (inception) to December 31, 2016, and the related notes (collectively, the “financial statements”), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California

December 11, 2018